Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/21/18**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18002651

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/21/18 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 21st day of May (Month), 2018 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

May 21, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) 05/21/18	OFFICIAL USE ONLY

SEC Mail Processing
MAY 22 2018
Washington, DC

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant, would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

RECEIVED
2018 MAY 22 PM 3:11
SEC / TM

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/21/18 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 21st day of May (Month), 2018 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Trading Permit Holder Application
- Election form for a Cboe Exchange, Inc. TPH Organization
- Individual Consent to Jurisdiction
- Organization Consent to Jurisdiction
- Trading Permit Holder Activation / Termination Form
- Trading Permit Holder Application to Transact Business with the Public
- Trading Permit Holder Organization Notification of Identified Designated Give Ups
- Give Up Change Form
- Give Up Change Form for Accepting Clearing Trading Permit Holders
- Clearing Trading Permit Holder Organization Authorized Designated Give Up Contact Form
- Registration of OCC Clearing Number(s) for Options Regulatory Fee Billing Calculation
- Connectivity Services Agreement and Extranet Addendum to the Connectivity Services Agreement

NOTE: Following the migration of Cboe C2 Exchange, Inc. to Bats technology on May 14, 2018, the following forms have been retired:

- Market Maker Letter of Guarantee
- Trading Permit and Bandwidth Packets – Additions / Removals

Cboe C2 Exchange, Inc.
Trading Permit Holder Application

In order to become a Trading Permit Holder ("TPH") of Cboe C2 Exchange, Inc. ("C2 Options") an applicant must complete and submit all materials listed on the Application Checklist below via email to registration@cboe.com or mail to:

Cboe C2 Exchange, Inc.
Attn: Registration Services
400 S. LaSalle Street, 6th Floor
Chicago, IL 60605

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

APPLICATION CHECKLIST

Items required for application approval:

- ☐ TPH Application
- ☐ Individual Consent to Jurisdiction for each Responsible Person, Account Administrator and Direct Owner, Control Person or Executive Officer named on Schedule A of Form BD
- ☐ A Form U-4 for each Responsible Person, Account Administrator and Direct Owner, Control Person or Executive Officer named on Schedule A of Form BD, if not available on WebCRD
- ☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD
- ☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control, Compliance Report or Exemption Report or similar documentation
- ☐ Organizational Documents: Certificate of Incorporation and Bylaws; Partnership Agreement and Registration Certificate; Limited Liability Company Operating Agreement and Registration Certificate or equivalent documentation
- ☐ Confirmation of OCC approval – *applicable to clearing members*
- ☐ Application fee

  Please refer to 'Application Fees' section of the C2 Options Fee Schedule for current pricing information. Applicant is responsible for all wire transfer fees assessed by Applicant's bank. All application fees are non-refundable.

Items required to become effective:

- ☐ TPH Letter of Guarantee – *applicable to non-clearing members*
- ☐ Clearing Participant Letter of Guarantee – *applicable to clearing members*
- ☐ Confirmation of OCC activation – *applicable to clearing members*
- ☐ TPH Activation / Termination Form

Note: All application materials sent to C2 Options will be reviewed for completeness.

C2 Options may request applicants to submit documentation in addition to what is listed in the application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at registration@cboe.com or 312.786.7449. In addition, please refer to C2 Options' website at http://markets.cboe.com for additional information regarding the approval process.

Cboe C2 Exchange, Inc.
Trading Permit Holder Application

GENERAL INFORMATION		
Name of Applicant:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State:	Zip:
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**REGULATORY CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ______________________

Organized under the laws of: ______________________________________

CAPACITY IN WHICH THE APPLICANT SEEKS TO ACT ON C2 OPTIONS (check all that apply)

Electronic Access permit required for:

☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Transact Business with the Public*

Market Maker permit required for:

☐ Market Maker

**An Application for a C2 Trading Permit Holder to Qualify to Transact Business with the Public is required and should be submitted in conjunction with this application.*

NATIONAL SECURITIES EXCHANGE OR ASSOCIATION (check all that apply)

☐ BOX Options Exchange, LLC
☐ Cboe BZX Exchange, Inc.
☐ Cboe BYX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Chicago Stock Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ International Securities Exchange, LLC
☐ ISE Gemini, LLC
☐ ISE Mercury, LLC
☐ Investors Exchange, LLC
☐ Miami International Securities Exchange, LLC
☐ MIAX PEARL, LLC
☐ NASDAQ Stock Market, LLC
☐ NASDAQ OMX BX, Inc.
☐ NASDAQ OMX PHLX, LLC
☐ New York Stock Exchange, LLC
☐ NYSE American, LLC
☐ NYSE Arca, Inc.
☐ NYSE National, Inc.
☐ Other ______________________________

Name of Applicant's Designated Examining Authority (DEA): ____

DESIGNATED CLEARING FIRM

Identify the Clearing Participant issuing the guarantee for the Applicant's activity on C2 Options:

Name: ____ OCC #: ________________

FINANCIAL INFORMATION

I. Debts to Exchange(s) or Exchange Participant(s) – verbal and written

Does the organization owe any monies to any C2 Options permit holder or to any participant of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

☐ Yes ☐ No If yes, please identify:

To Whom: ____ Amount: $__________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

Does the organization owe any monies to C2 Options, another national securities exchange, a national securities association, a national futures association or a commodities exchange **that are overdue** (including, but not limited to, any overdue fees, charges, dues, assessments, fines or other amounts)? ☐ Yes ☐ No If yes, please identify:

To Whom: ____ Amount: $__________________

If yes, have satisfactory arrangements been made to repay this debt? ☐ Yes ☐ No

Please describe:

II. Financing Arrangements

Securities and Exchange Commission ("SEC") Rule 15c3-1d governs the financing of a C2 Options permit holder broker-dealer by another broker-dealer. Any C2 Options broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with an approved by the Department of Regulatory Services. Subordinated Loan Agreement forms are available from the Department of Regulatory Services.

Has the organization borrowed funds from any broker-dealer that are to be used for trading or other business purposes?

☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed a subordinated loan agreement with the Department of Regulatory Services with respect to this loan and obtained approval of the loan from that department? ☐ Yes ☐ No

If no, please contact the Department of Regulatory Services at 312.786.7937 for the applicable forms.

C2 Options Rule 8.10 governs the financing of Market Makers by non-broker-dealers. Each Market Maker who makes an arrangement with a non broker-dealer to finance the Market Maker's transaction as a Market Maker is required by Rule 8.10 to identify to the Department of Regulatory Services (i) the source(s) of any such financing, (ii) the terms of any such financing and (iii) the termination of, or any changes to, any such financing arrangement. The form to be used to report any such financing arrangement is available from the Department of Regulatory Services.

If the organization is applying to be approved as a Market Maker, has the organization received any financing from, or made any financing arrangement with, any non-broker-dealer to finance its transactions as a Market Maker?

☐ Yes ☐ No

If yes, please describe:

If yes, has the organization filed with the Department of Regulatory Services a completed form to report this financing along with a copy of the load agreement? ☐ Yes ☐ No

If no, please contact the Department of Regulatory Services at 312.786.7937 for the applicable form.

RESPONSIBLE PERSON(S)

A TPH must designate at least one employee or agent (Responsible Person) as its administrator for the organization's use of the system and as a contact person to represent the organization with respect to matters relating to C2 Options. The Responsible Person must be a United States based officer, director or management level employee of the permit holder, who is responsible for the direct supervision and control of Associated Persons of the permit holder. Each Responsible Person must sign an Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

ACCOUNT ADMINISTRATORS
A TPH must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per permit holder. Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. Each initial Account Administrator must sign and Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

Organization Consent to Jurisdiction and Certifications

The undersigned represents that the information and statements in this application or supplements to this application may be verified by investigation and hereby declares that they are true complete and accurate.

By executing this application, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe C2 Exchange, Inc. ("C2 Options") as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2 Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

The organization authorizes C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 Options may have concerning the organization and the organization hereby releases C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its application to C2 Options and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to C2 Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant

Date

Printed Name

Title

Cboe C2 Exchange, Inc.
Election Form for a Cboe Exchange, Inc. TPH Organization

Any Cboe Exchange, Inc. Trading Permit Holder ("TPH") in good standing is eligible to receive a trading permit with Cboe C2 Exchange, Inc. ("C2 Options"). An applicant must complete and submit all materials listed on the Election Form Checklist below via email to registration@cboe.com or mail to:

Cboe C2 Exchange, Inc.
Attn: Registration Services
400 S. LaSalle Street, 6th Floor
Chicago, IL 60605

Applicants are required to answer ***every*** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this election form when and if it becomes inaccurate or incomplete while this election form is pending.

ELECTION FORM CHECKLIST

Items required for approval:

- ☐ Election Form for a Cboe Exchange, Inc. TPH Organization
- ☐ Individual Consent to Jurisdiction for each Responsible Person, Account Administrator and Direct Owner, Control Person or Executive Officer named on Schedule A of Form BD
- ☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD
- ☐ Confirmation of OCC approval – *applicable to clearing members*

Items required to become effective:

- ☐ TPH Letter of Guarantee – *applicable to non-clearing members*
- ☐ Clearing Participant Letter of Guarantee – *applicable to clearing members*
- ☐ Confirmation of OCC activation – *applicable to clearing members*
- ☐ TPH Activation / Termination Form

Note: All materials sent to C2 Options will be reviewed for completeness.

C2 Options may request applicants to submit documentation in addition to what is listed in the Election Form Checklist during the review process. If you have questions on completing the election form, you may direct them to Membership Services at registration@cboe.com or 312.786.7449. In addition, please refer to C2 Options' website at http://markets.cboe.com for additional information regarding the approval process.

Cboe C2 Exchange, Inc.
Election Form for a Cboe Exchange, Inc. TPH Organization

GENERAL INFORMATION		
Name of Applicant:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State:	Zip:
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**REGULATORY CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

CAPACITY IN WHICH THE APPLICANT SEEKS TO ACT ON C2 OPTIONS (check all that apply)

Electronic Access permit required for:

☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Transact Business with the Public*

Market Maker permit required for:

☐ Market Maker

**An Application for a C2 Trading Permit Holder to Qualify to Transact Business with the Public is required and should be submitted in conjunction with this election form.*

DESIGNATED CLEARING FIRM

Identify the Clearing Participant issuing the guarantee for the Applicant's activity on C2 Options:

Name: ______________________________ OCC #: ______________

RESPONSIBLE PERSON(S)
A TPH must designate at least one employee or agent (Responsible Person) as its administrator for the organization's use of the system and as a contact person to represent the organization with respect to matters relating to C2 Options. The Responsible Person must be a United States based officer, director or management level employee of the permit holder, who is responsible for the direct supervision and control of Associated Persons of the permit holder. Each Responsible Person must sign an Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

ACCOUNT ADMINISTRATORS
A TPH must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per permit holder. Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. Each initial Account Administrator must sign and Individual Consent to Jurisdiction.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

Organization Consent to Jurisdiction and Certifications

The undersigned represents that the information and statements in this election form or supplements to this election form may be verified by investigation and hereby declares that they are true complete and accurate.

By executing this election form, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe C2 Exchange, Inc. ("C2 Options") as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2 Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

The organization authorizes C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 Options may have concerning the organization and the organization hereby releases C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its election form materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its election form to C2 Options and prior to any approval of the election form.

The organization recognizes that the statements in the election form materials furnished to C2 Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant	Date
Printed Name	Title

Cboe C2 Exchange, Inc.
Individual Consent to Jurisdiction

I hereby agree to abide by the Bylaws and Rules of Cboe C2 Exchange, Inc. ("C2 Options"), as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to C2 Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

I authorize C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 Options may have concerning me, and I hereby release C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to C2 Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, C2 Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission's "A Summary of Your Rights Under the Fair Credit Reporting Act" is available here.

I recognize that the statements in the application materials furnished to C2 Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

____
Signature

____
Printed Name

____
Title

____
Name of Organization

____
Date

Note: All Responsible Person(s) and each associated person of a Permit Holder organization that is required to be disclosed on Exchange Act Form BD as a direct owner, control person or executive officer is required to complete this form.

Cboe C2 Exchange, Inc.
Organization Consent to Jurisdiction

The undersigned organization hereby agrees to abide by the Bylaws and Rules of Cboe C2 Exchange, Inc. ("C2 Options"), as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2 Options, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

The undersigned organization authorizes C2 Options to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 Options may have concerning the organization, and the organization hereby releases C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to C2 Options and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to C2 Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

____

Name of Organization

____

Signature of Authorized Officer, Partner or Managing
Member of the Organization

____

Printed Name

____

Title

____

Date

Cboe C2 Exchange, Inc.
Trading Permit Holder Activation / Termination Form

A Trading Permit Holder ("TPH") of Cboe C2 Exchange, Inc. ("C2") requesting to activate or terminate its trading permit is required to complete this Trading Permit Holder Activation / Termination Form and submit to Registration@cboe.com.

Name of TPH: ____

Requesting to be made **effective** as a C2 TPH with a

☐ Electronic Access Permit

- ☐ Proprietary Trader — Effective Date: ____________
- ☐ Broker — Effective Date: ____________
- ☐ Clearing Participant — Effective Date: ____________
- ☐ Transact Business with the Public — Effective Date: ____________

☐ Market Maker Permit — Effective Date: ____________

OR

Requesting to be **terminated*** as a C2 TPH

☐ Electronic Access Permit

- ☐ Proprietary Trader — Termination Date: ____________
- ☐ Broker — Termination Date: ____________
- ☐ Clearing Participant — Termination Date: ____________
- ☐ Transact Business with the Public — Termination Date: ____________

☐ Market Maker Permit — Termination Date: ____________

*Terminations will be processed at the close of business on the 'Termination Date'.

____

Signature of Authorized Officer, Partner or Managing Member of TPH

____

Printed Name

____

Title

____

Date

Cboe C2 Exchange, Inc.
Trading Permit Holder Organization Application to Transact Business with the Public

Any currently approved Trading Permit Holder ("TPH") Organization of Cboe C2 Exchange, Inc. ("C2 Options") is eligible to transact business with the public provided that C2 Options specifically approves the TPH to transact business with the public. To qualify, a TPH Organization must complete and submit all materials listed on the Application Checklist below via email to registration@cboe.com or mail to:

Cboe C2 Exchange, Inc.
Attn: Registration Services
400 S. LaSalle Street, 6th Floor
Chicago, IL 60605

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete while this application is pending.

APPLICATION CHECKLIST

Items required from all applicants:

☐ Trading Permit Holder Organization Application to Transact Business with the Public
☐ List of registered options principals and registered representatives qualified for options trading
☐ Copy of Organization's options written supervisory procedures
☐ Copy of the most recent net capital computation
☐ Balance sheet
☐ Income statement
☐ Copy of the most recent annual audited report, *if applicable*
☐ Description of the Organization's Brokers' Blanket Bond arrangement

Additional Items required for an Introducing Firm and/or a Clearing Participant:

☐ List of branch office locations and branch office managers
☐ Copy of the method utilized for the allocation of exercise notices as sent to customers if not included in the customer options agreement
☐ Blank copies of:

- Customer information form
- Options agreement
- Discretionary trading authorization
- New account form
- Fully disclosed and/or omnibus trading agreements
- Transaction confirmation and account statement
- Special risk disclosure document for uncovered options

Additional Items required for a Firm conducting an execution business of orders received directly from non-broker-dealers:

☐ Copy of execution/clearing agreement with customer and clearing participant that customer account clears with
☐ Order entry procedures

Note: All application materials sent to C2 Options will be reviewed for completeness.

C2 Options may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at registration@cboe.com or 312.786.7449. In addition, please refer to C2 Options' website at http://markets.cboe.com for additional information regarding the approval process.

Cboe C2 Exchange, Inc.
Trading Permit Holder Organization Application to Transact Business with the Public

GENERAL INFORMATION		
Name of Permit Holder Organization:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State:	Zip:

APPLICATION TYPE

Applying as:

☐ Introducing Firm and/or Clearing Participant

☐ Firm conducting an executing business of order received directly from non-broker-dealers

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other – Specify: ______________________

Organized under the laws of: ____

NATIONAL SECURITIES EXCHANGE OR ASSOCIATION (check all that apply)

☐ BOX Options Exchange, LLC
☐ Cboe BZX Exchange, Inc.
☐ Cboe BYX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Chicago Stock Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ International Securities Exchange, LLC
☐ ISE Gemini, LLC
☐ ISE Mercury, LLC
☐ Investors Exchange, LLC
☐ Miami International Securities Exchange, LLC
☐ MIAX PEARL, LLC
☐ NASDAQ Stock Market, LLC
☐ NASDAQ OMX BX, Inc.
☐ NASDAQ OMX PHLX, LLC
☐ New York Stock Exchange, LLC
☐ NYSE American, LLC
☐ NYSE Arca, Inc.
☐ NYSE National, Inc.
☐ Other ______________________________

Name of Applicant's Designated Examining Authority (DEA): ____

CERTIFIED PUBLIC ACCOUNTANT		
Name of Organization's Certified Public Accountant:		
Address:		
City:	State:	Zip Code:

OPTIONS PRINCIPALS	
State the name, title and contact information of the person(s) engaged in the management of the Organization's business pertaining to options and who must therefore qualify with C2 Options as a registered Options Principal. The Organization's Financial and Operations Principal (FINOP) must be included below.	
Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner Or Managing Member of Applicant

Date

Printed Name

Title

Cboe C2 Options Exchange
Trading Permit Holder Organization
Notification of Identified Designated Give-Ups

____

Name of Trading Permit Holder (TPH) Organization

In accordance with Cboe C2 Options Exchange ("C2 Options") Rule 6.30(b)(iii), TPH Organization notifies C2 Options of changes to Clearing TPH's identified as Designated Give-Ups for the TPH Organization.

______________________________	______________________________
Name of Authorized Signatory of TPH Organization	Title of Authorized Signatory
______________________________	______________________________
Signature of Authorized Signatory of TPH Organization	Date

☐ Please check this box if you are a PULSe user.

Designated Give-Ups Identified by this Form (attach additional sheet if necessary):

1. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
2. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
3. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
4. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
5. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
6. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
7. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
8. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
9. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up
10. Name: ______________________ OCC #: ______ ☐ Enable Give-Up ☐ Disable Give-Up

---

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ____________

RSD Management Review: Initials: ________ Date: ____________

Cboe C2 Options Exchange
Give-Up Change Form

____ ______________

Clearing Trading Permit Holder (TPH) Rejecting the Trade **OCC #**

In signing this form, the signatory represents that it is authorized by the Clearing TPH to act on its behalf to reject the trade.

_______________________________ _______________________________

Name Title

_______________________________ _______________________________

Signature Date

Phone Number: _______________ Email Address: _______________________________

<u>Trade Information</u> (attach copy of trade record):

Executing clearing number: __________ **CMTA (if applicable):** __________

Class: __________ Expiration Month: __________ Expiration Date: __________

Strike Price: ________ Put or Call: ________ Volume: ________ Price: ________

Trade Date: ______________ Trade Time: ____________________

Parties to the Trade ____

Reason for Rejecting the Trade:

____

____

____

The new Give Up on the above trade will be (please check one):

☐ The executing Trading Permit Holder's Guarantor ("Guarantor")

Guarantor's Name and OCC #: ____

☐ Another Clearing Trading Permit Holder ("Accepting Clearing Trading Permit Holder")*

Accepting Clearing Trading Permit Holder's Name and OCC#: _______________________________

*The Accepting Clearing Trading Permit Holder must complete and submit to the Operations Support Center the "Cboe C2 Give-Up Change Form For Accepting Clearing Trading Permit Holders"

Please email the completed form to giveupchange@cboe.com.

Operations Support Center Information (Only):

Name: ____________________ Time CTMI Opened: ________ Give-up and trade checked: ________

Cboe C2 Options Exchange
Give-Up Change Form
For Accepting Clearing Trading Permit Holders

____ ____________

Name of Clearing Trading Permit Holder Accepting the Trade OCC #

☐ Please check the box if you agree to be the Give Up on the below trade.

In signing this form, the signatory represents that it is authorized by the Clearing Trading Permit Holder to act on its behalf to accept the trade.

__________________________ __________________________

Name Title

__________________________ __________________________

Signature Date

Phone Number: ____________ Email Address: ______________________

Trade Information

Executing clearing number: ____________

CMTA (if applicable): ____________

Class: ____________ Expiration Month: ____________ Expiration Date: ____________

Strike Price: ____________ Put or Call: ____________ Volume: ____________ Price: ____________

Trade Date: ____________ Trade Time: ____________

Parties to the Trade: ______________________________

Please email the completed form to giveupchange@cboe.com.

Cboe C2 Options Exchange
Clearing Trading Permit Holder Organization
Authorized Designated Give Up Contact Form

____

Name of Clearing Trading Permit Holder Organization

In accordance with Cboe C2 Options Exchange ("C2 Options" or the "Exchange") Rule 6.30(d), the Exchange shall notify a Clearing Trading Permit Holder in writing and as soon as practicable, of each Trading Permit Holder that has identified the Clearing Trading Permit Holder as a Designated Give Up.

Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Trading Permit Holder's Compliance Officer on file with the Registration Services Department by email.

Name	Phone	Email

Please fill out the above information and email the completed form as an attachment to c2giveups@cboe.com.

Questions regarding this form may be directed to Registration Services Department at 312-786-7449 or registration@cboe.com.

______________________________ ______________________________

Name of Authorized Signatory of TPH Organization | Title of Authorized Signatory

______________________________ ______________________________

Signature of Authorized Signatory of TPH Organization | Date

- -

Representative is authorized to act on behalf of the TPH: Specialist Initials:________________ Date: ________________

RSD Management Review: Initials:_________ Date:________________

Updated October 25, 2017

Cboe C2 Exchange, Inc.
Registration of OCC Clearing Number(s) for Options Regulatory Fee Billing Calculation

Each Cboe C2 Exchange, Inc. ("C2 Options") Trading Permit Holder ("TPH") defined as a Clearing Participant pursuant to C2 Options Rule 1.1 must identify all Options Clearing Corporation ("OCC") numbers associated with its TPH, including those that are not registered to be given up on transactions executed on C2 Options.

The Options Regulatory Fee ("ORF") is assessed by C2 Options to each Clearing Participant for options transactions cleared by the Clearing Participant in the customer range at the OCC, regardless of the exchange on which the transactions occur.

An executed version of this form can be delivered to C2 Options via email to Registration@cboe.com.

GENERAL INFORMATION	
Clearing Participant Name:	
BILLING CONTACT	
Name:	Email:
Title:	Phone:
OCC NUMBER DESIGNATION	
OCC Firm Number:	OCC Firm Number:
OCC Firm Number:	OCC Firm Number:
OCC Firm Number:	OCC Firm Number:
OCC Firm Number:	OCC Firm Number:

Additional Information:
Questions related to the rules and requirements may be directed to the Regulatory Division's Regulatory Interpretations and Guidance team. Questions regarding the submission of this registration form may be directed to Membership Services.

Regulatory Interpretations
RegInterps@cboe.com
(312) 786-7950

Membership Services
Registration@cboe.com
(312) 786-7449

Signature of Authorized Officer, Partner Or Managing Member of Clearing Participant

Date

Printed Name

Title

Connectivity Services Information Document

USER INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS

A Connectivity Provider must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Connectivity Provider. Account Administrators will be able to grant access to tools within the Customer Web Portal including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement among you ("User") and each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC and Cboe C2 Exchange, Inc. (collectively, the "Exchange"), with principal offices at 400 S. LaSalle Street, Chicago, Illinois 60605, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution.** User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with the applicable Connectivity Manual, available here or here (Cboe Futures Exchange only), each as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable Cboe Global Markets Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the Cboe Global Markets Network Requirements and User shall comply with the amended Cboe Global Markets Network Requirements within thirty (30) days of receipt of such notice.

3. Fees.

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. The Exchange may adjust the fees for the Services upon reasonable notice to User; provided, however, that the Exchange may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by the Exchange in connection with the provision of Services. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5. Termination.

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to the Exchange.

5.2 By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders (each as defined in the Exchange Rules), as applicable including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders, as applicable; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) if User is a Member, Trading Permit Holder or Trading Privilege Holder of an Exchange, User ceases to be a Member, Trading Permit Holder or Trading Privilege Holder in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE

AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **No Consequential Damages.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TRADING PERMIT HOLDER OR TRADING PRIVILEGE HOLDER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9. **Indemnification by the Exchange.** The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right. All obligations of each Exchange are several and not joint, and in no event shall an Exchange have any liability or obligation with respect to the acts or omissions of any other Exchange to this Agreement.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User :____________________________

Signature:____________________________

Printed Name:____________________________

Title:____________________________

Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.;
Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.

Signature:____________________________

Printed Name:____________________________

Title:____________________________

Date:____________________________

Extranet Addendum to the Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and among each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC and Cboe C2 Exchange, Inc. (collectively, the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between the Exchange and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the U.S. Equities/Options/Futures Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes the Exchange to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on the Exchange's website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via email to MembershipServices@cboe.com.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. **Scope.** This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement.** User hereby requests that the Exchange identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to the Exchange for use by multiple Exchange Members. Trading Permit Holders or Trading Privilege Holders. The Exchange agrees that it will include User's sales contact and service offerings in materials made publicly available by the Exchange, including publication on the Exchange's website and/or any other promotional materials as determined in the Exchange's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet.** By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Exchange data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation rights or other rights in information and data gathered from other sources. All Exchange data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange to Exchange data and the

Exchange's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Exchange data received through and from its connection to the Exchange; (ii) not to affect the integrity of Exchange data; and (iii) not to render Exchange data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Exchange data, its connection to any of the Exchange's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User :____________________	Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.; Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.; Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________